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                       SPELLING ENTERTAINMENT GROUP INC.

                                                                    May 21, 1999

To the Stockholders Of
Spelling Entertainment Group Inc.:

    We are pleased to inform you that on May 17, 1999, Spelling Entertainment Group Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Viacom International Inc. ("Parent") and VSEG Acquisition Inc. ("Purchaser"), a wholly owned subsidiary of Parent, pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all issued and outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of the Company at a price of $9.75 per Share, net to the seller in cash (the "Per Share Amount"). As of the date hereof, Parent owns 75,216,103 Shares (the "Purchaser Shares"), constituting more than 80% of the issued and outstanding Shares. After the purchase of Shares pursuant to the Offer, Parent will contribute the Purchaser Shares to Purchaser (the "Contribution"), the Company will thereby become a subsidiary of Purchaser and Purchaser will be merged with and into the Company (the "Merger"). The Company will thereby be a direct wholly owned subsidiary of Parent. AS THE HOLDER OF MORE THAN 80% OF THE COMMON STOCK OF THE COMPANY, PARENT CURRENTLY POSSESSES SUFFICIENT VOTING POWER TO CAUSE THE COMPANY TO CONSUMMATE THE MERGER WITHOUT THE VOTE OF ANY OTHER STOCKHOLDER OF THE COMPANY. Subject to dissenters rights, Shares not tendered in the Offer will be canceled in the Merger and converted into a right to receive an amount equal to the Per Share Amount. The purpose of the Offer and the Merger is to facilitate the acquisition of all of the remaining Shares for cash and thereby enable Parent to own 100% of the Common Stock.

    The board of directors of the Company (the "Board"), by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of a committee of the Board comprised of independent directors (the "Special Committee"), has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the "Transactions"), are fair to, and in the best interests of, the Company, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and resolved to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer.

    In determining to recommend to the Board that it approve the Merger Agreement and the Transactions, including the Offer and the Merger, and in determining the fairness of the terms of the Offer and the Merger, the Special Committee considered a number of factors, each of which, in the Special Committee's view, supported the Special Committee's determination to recommend the Offer and the Merger, including:

    - the historical market prices of the Shares, including the fact that the $9.75 per Share to be paid to the holders of Shares, other than Parent and its affiliates (the "Public Stockholders"), in the Offer and the Merger represented a premium of approximately 44.4% over the $6.75 per Share closing price on March 18, 1999, the last full trading day prior to the March 19, 1999 announcement of Parent's proposal to acquire the Shares, and represented a premium of approximately 52.9% over the closing price for the Shares on the NYSE on the date 30 days prior to the announcement of such proposal;

    - the fact that the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger exceeded the highest price at which the Shares have traded on the NYSE since May 3, 1996; and
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    - the opinion, dated May 14, 1999, of Lazard Freres & Co. Inc., the financial advisor to the Special Committee, to the effect that, as of the date of such opinion, the consideration to be received by the Public Stockholders is fair to such stockholders from a financial point of view.

    In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated May 21, 1999, of Purchaser, together with related materials, including a Letter of Transmittal to be used in tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read the enclosed materials carefully.

                                        Sincerely,

                                        /s/ Sumner M. Redstone

                                        Sumner M. Redstone
                                        Chairman of the Board